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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                                DTM CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                               TIGER DEALS, INC.
                             3D SYSTEMS CORPORATION
                                   (OFFERORS)

                   COMMON STOCK, $0.0002 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  23333 L 103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                  E. JAMES SELZER                                        COPY TO:
            CHIEF FINANCIAL OFFICER AND                            JULIE M. KAUFER, ESQ.
             VICE PRESIDENT OF FINANCE                   AKIN, GUMP, STRAUSS, HAUER & FELD L.L.P.
              3D SYSTEMS CORPORATION                              2029 CENTURY PARK EAST
                 26081 AVENUE HALL                                      SUITE 2200
            VALENCIA, CALIFORNIA 91355                         LOS ANGELES, CALIFORNIA 90067
                  (661) 295-5600                                      (310) 229-1000

 (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                            ------------------------

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
              ----------------------                              ----------------------
                    $46,971,196                                           $9,395

 * Estimated for purposes of calculating the filing fee only. Calculated based on the product of $5.80, the per share tender offer price for all the outstanding shares of common stock, par value $0.0002 per share, of DTM Corporation (the "Common Shares"), multiplied by 8,098,482 (which includes 977,493 shares issuable pursuant to the exercise of outstanding stock options).

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate value of cash offered by Tiger Deals, Inc. for such number of Common Shares.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid.  $9,395                       Filing Party...........  Tiger Deals, Inc. and
                                                                                  3D Systems Corporation
   Form or Reg. No. ......  Schedule TO                  Date Filed.............  April 30, 2001
                            Amend. No. 1 to Schedule TO                           May 16, 2001

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on April 30, 2001, as amended and supplemented by Amendment No. 1 filed with the SEC on May 16, 2001, relating to the offer to purchase by Tiger Deals, Inc., or "Offeror," a Delaware corporation and an indirect wholly-owned subsidiary of 3D Systems Corporation, or "Parent," a Delaware corporation, all of the outstanding shares of common stock, par value $0.0002 per share, of DTM Corporation, or the "Company," a Texas corporation, at a purchase price of $5.80 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the "Offer to Purchase," dated April 30, 2001, the "Amendment and Supplement to Offer to Purchase," dated May 15, 2001, and in the related Letter of Transmittal. Copies of the Offer to Purchase, Amendment and Supplement to Offer to Purchase and Letter of Transmittal were filed as Exhibits
(a)(1)(i), (a)(1)(ix) and (a)(1)(ii), respectively, to the Schedule TO, as amended. Capitalized terms used herein but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase.

     The information in the Schedule TO is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 2, except as otherwise set forth below. You should read this amendment together with the Schedule TO we filed on April 30, 2001 and Amendment No. 1 to Schedule TO we filed on May 16, 2001.

ITEM 1. SUMMARY TERM SHEET.

     Item 1 of Schedule TO is hereby amended and supplemented by including the following:

     On May 21, 2001 we entered into a loan and security agreement with U.S. Bank National Association, which we will refer to as "U.S. Bank," as a lender and as an agent for certain other lenders. Under the loan and security agreement, the lenders agreed to provide us with funds up to the maximum permitted by the borrowing base, as defined in the loan and security agreement, in order to fund the offer, the merger and the other transactions contemplated by the merger agreement, and other general corporate needs. The funding under the loan and security agreement is subject to customary closing conditions.

ITEM 4. TERMS OF THE TRANSACTION.

     Item 4 of Schedule TO is hereby amended and supplemented by including the following:

     On May 21, 2001 we entered into a loan and security agreement with U.S. Bank, as a lender and as an agent for certain other lenders. Under the loan and security agreement, the lenders agreed to provide us with funds up to the maximum permitted by the borrowing base, as defined in the loan and security agreement, in order to fund the offer, the merger and the other transactions contemplated by the merger agreement. The funding under the loan and security agreement is subject to customary closing conditions.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 7 of Schedule TO is hereby amended and supplemented by including the following:

     Loan and Security Agreement. We have executed a loan and security agreement, dated as of May 21, 2001, with U.S. Bank, as lender and as agent for and certain other lenders, which finalizes the terms of the revolving line of credit and the term loan described in the commitment letter, dated as of April 24, 2001. U.S. Bank and certain other lenders, which we will refer to as the "lenders," have agreed to make us loans consisting of a $26,500,000 revolving line of credit and a $15,000,000 commercial term loan, upon the terms and conditions described in the loan and security agreement. The purpose of the credit facilities is to assist us in our acquisition of DTM and thereafter to finance our working capital and general corporate needs.

     The interest rate applicable to both credit facilities will be at our option, with certain limitations as described in the loan and security agreement, either: (1) the prime rate plus a margin ranging from 0.25% to 1.0%, or (2) the 3 month reserve adjusted London InterBank Offer Rate or LIBOR, plus a margin ranging from 2.0% to 2.75%. The margin for each rate will vary depending upon our ratio of interest bearing debt to earnings before interest, taxes, depreciation and amortization, or EBITDA. The terms prime rate, LIBOR and interest bearing debt have meanings customary for financings of this type.

     The revolving credit facility will mature three years after the closing date of the offer. The term loan will mature 66 months from the closing date of the offer. For the revolving line of credit, interest will be payable monthly and the principal will be due in full at maturity. For the term loan, only the interest is due during the first six months; thereafter, the balance of the loan will be amortized over five years requiring monthly interest payments and quarterly principal payments equal to the lesser of the outstanding principal balance or $750,000. The term loan is also subject to a debt recapture provision that requires 40% of our "excess cash flow" to be applied toward principal reduction on an annual basis.

     The loan and security agreement provides that U.S. Bank will receive a first priority security interest in certain of our and following the merger, DTM's, accounts receivable, inventory, equipment, investment property and general intangibles (including certain intellectual property assets). We will also pledge the stock of DTM as collateral for the credit facilities. In addition, we will provide U.S. Bank with customary and appropriate representations and warranties and covenants, including the following financial covenants:

     - senior debt to EBITDA ratio of not more than 2.0:1.0 for each fiscal quarter;

     - total debt to EBITDA ratio of not more than 3.0:1.0 for each fiscal quarter through December 31, 2002 and thereafter of not more than 2.0:1.0 for each fiscal quarter;

     - fixed charge coverage ratio of not less than 1.25:1.0 for each fiscal quarter;

     - cash equivalents of not less than $5,000,000 at the end of each fiscal quarter; and

     - tangible net worth of at least $23,000,000, with periodic upward adjustments.

     The initial funding of these credit facilities will be subject to various closing conditions, including the following:

     - a closing date of the loans on or before July 31, 2001;

     - payment by us of certain expenses associated with the transactions evidenced by the loan agreement;

     - our receipt of all licenses, approvals or evidence of other actions required by any governmental authority in connection with the loan agreement, related documents or the transactions contemplated thereby;

     - execution and delivery of all documents contemplated by the loan and security agreement in a form and substance satisfactory to U.S. Bank; and

     - delivery to U.S. Bank of the following:

       - all requested financing statements;

       - certain identified agreements and letters;

       - secretary's certificate attesting to the resolutions from our board of directors authorizing the execution, delivery and performance of the loan agreement and other related documents;

       - organizational documents;

       - good standing certificates;

       - lien searches;

       - certificate of insurance and endorsements of insurance policies in favor of U.S. Bank;

       - collateral access agreement with respect to our location in Grand Junction, Colorado;

       - legal opinion from our counsel;

       - evidence that we have entered into an interest rate swap agreement;

       - evidence that we have obtained foreign credit insurance acceptable to U.S. Bank;

       - status of existing liens and security interests;

       - copy of the merger agreement and an officer's certificate;

       - a guarantee Holdings, LLC of our obligations under the loan and security agreement and a pledge by 3D Holdings, LLC of substantially all its assets;

       - stock pledge agreements executed by us pledging 65% of the stock of our foreign subsidiaries as collateral; and

       - certificate from the chief financial officer or chief executive officer of 3D Systems Corporation and Tiger Deals, Inc. certifying the consummation of the offer, the tender of not less than 67% of the outstanding shares of DTM common stock and the satisfaction or waiver of all conditions to the consummation of the offer.

     In addition, the loan and security agreement calls for the additional following conditions subsequent to the initial funding:

     - within 10 business days of the completion of the offer, deliver to U.S. Bank all of our certificates representing shares of stock of DTM and associated stock powers;

     - within 15 days of the closing date of the initial funding, deliver to U.S. Bank duly executed:

       - control agreements; and

       - cash management agreements;

     - within 30 days of the closing date of the initial funding deliver to U.S.
       Bank:

       - certified copies of insurance policies and endorsements; and

       - collateral access agreements from lessors, warehousemen, bailees and other third persons other than the collateral access agreement with respect to our location in Grand Junction, Colorado; and

     - within 60 days of the closing date of the initial funding, we must consummate the merger.

ITEM 12. EXHIBITS.

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                             DESCRIPTION
  -------                             -----------
(a)(1)(i)     Offer to Purchase, dated as of April 30, 2001.*
(a)(1)(ii)    Letter of Transmittal for Common Stock.*
(a)(1)(iii)   Notice of Guaranteed Delivery for Common Stock.*
(a)(1)(iv)    Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.*
(a)(1)(v)     Letter to Clients from Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.*
(a)(1)(vi)    Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.*
(a)(1)(vii)   Text of Joint Press Release issued by the Company and Parent on April 3, 2001 (incorporated by reference to Exhibit 99.1 to Parent's Form 8-K filed April 10, 2001).

  EXHIBIT
   NUMBER                             DESCRIPTION
  -------                             -----------
(a)(1)(viii)  Summary advertisement published in The Wall Street Journal on April 30, 2001.*
(a)(1)(ix)    Amendment and Supplement to Offer to Purchase, dated as of
              May 15, 2001.**
(a)(1)(x)     Text of Press Release issued by the Company and Parent on
              May 21, 2001.
(a)(2)        Not applicable.
(a)(3)        Not applicable.
(a)(4)        Not applicable.
(a)(5)        Not applicable.
(b)           Commitment Letter, dated as of April 24, 2001, by U.S. Bank
              National Association and Parent.*
(b)(1)        Loan and Security Agreement, dated as of May 21, 2001, by
              and among U.S. Bank National Association, Parent and other signatories.
(d)(1)        Agreement and Plan of Merger, dated as of April 2, 2001, by and among the Company, Parent and Offeror (incorporated by reference to Exhibit 99.2 to Parent's Schedule TO-C filed
              April 3, 2001).
(d)(2)        Amendment No. 1 to Agreement and Plan of Merger, dated as of
              May 15, 2001, by and among the Company, Parent and
              Offeror.**
(d)(3)        Form of Tender and Voting Agreement, dated as of April 2,
              2001, by and among Parent, Offeror and certain stockholders of the Company (incorporated by reference to Exhibit 99.3 to
              Parent's Schedule TO-C filed April 3, 2001).
(g)           None.
(h)           None.

---------------
 * Previously filed on Schedule TO filed with the SEC on April 30, 2001.

** Previously filed on Amendment No. 1 to Schedule TO filed with the SEC on May
   16, 2001.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2001                       TIGER DEALS, INC.

                                          By:      /s/ E. JAMES SELZER
                                            ------------------------------------
                                              Name: E. James Selzer
                                              Title: Vice President, Finance

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2001                       3D SYSTEMS CORPORATION

                                          By:      /s/ E. JAMES SELZER
                                            ------------------------------------
                                              Name: E. James Selzer
                                              Title: Vice President, Finance

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                             DESCRIPTION
  -------                             -----------
(a)(1)(i)     Offer to Purchase, dated April 30, 2001.*
(a)(1)(ii)    Letter of Transmittal for Common Stock.*
(a)(1)(iii)   Notice of Guaranteed Delivery for Common Stock.*
(a)(1)(iv)    Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.*
(a)(1)(v)     Letter to Clients from Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.*
(a)(1)(vi)    Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.*
(a)(1)(vii)   Text of Joint Press Release issued by the Company and Parent on April 3, 2001 (incorporated by reference to Exhibit 99.1 to Parent's Form 8-K filed April 10, 2001).
(a)(1)(viii)  Summary advertisement published in The Wall Street Journal on April 30, 2001.*
(a)(1)(ix)    Amendment and Supplement to Offer to Purchase, dated as of
              May 15, 2001.**
(a)(1)(x)     Text of Press Release issued by the Company and Parent on
              May 21, 2001.
(a)(2)        Not applicable.
(a)(3)        Not applicable.
(a)(4)        Not applicable.
(a)(5)        Not applicable.
(b)           Commitment Letter, dated as of April 24, 2001, by U.S. Bank
              National Association and Parent.*
(b)(1)        Loan and Security Agreement, dated as of May 21, 2001, by
              and among U.S. Bank National Association, Parent and other signatories.
(d)(1)        Agreement and Plan of Merger, dated as of April 2, 2001, by and among the Company, Parent and Offeror (incorporated by reference to Exhibit 99.2 to Parent's Schedule TO-C filed
              April 3, 2001).
(d)(2)        Amendment No. 1 to Agreement and Plan of Merger, dated as of
              May 15, 2001, by and among the Company, Parent and
              Offeror.**
(d)(3)        Form of Tender and Voting Agreement, dated as of April 2,
              2001, by and among Parent, Offeror and certain stockholders of the Company (incorporated by reference to Exhibit 99.3 to
              Parent's Schedule TO-C filed April 3, 2001).
(g)           None.
(h)           None.

---------------
 * Previously filed on Schedule TO filed with the SEC on April 30, 2001.

** Previously filed on Amendment No. 1 to Schedule TO filed with the SEC on May
   16, 2001.